Swap-A-Debt, Inc.
1001 Brickell Bay Drive, Suite 1804
Miami, FL  33137

December 8, 2008

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Swap-A-Debt, Inc. Form S-1, Amendment 1 Filed November 17, 2008 File No. 333-153798

Dear Mr. Owings:

We are in receipt of your comment letter dated December 5, 2008 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note that in your response to comment 1 of our October 30, 2008 letter you state that "the Company will continue to facilitate consumer loans in all 50 states...." Please discuss whether this statement means that the company has previously facilitated consumer loans. If so, please revise your disclosure to explain your prior business activities in light of your statement in the same paragraph that "the Company's complete business is based upon the internet and its website." If in fact you have not conducted operations, please revise your disclosure to clearly present your status as a development stage company noting your lack of revenues.

Response:
Please note that the Company has not previously facilitated consumer loans. We have revised to state that the Company is a development stage company and will facilitate consumer loans in all 50 states.

2.	Please revise future amendments to consecutively number the amendment in the order in which it was filed. See Rule 470 of Regulation C.

Response:	To comply with Rule 470 of Regulation C, we revised to state that this is Amendment No. 2 to the Form S-1.

Cover Page

3.
We note your response to comment 4 of our October 30, 2008 letter and that you amended the cover page to state that the "shares of our common stock can be sold..." (emphasis added). Please revise to state, as you do in your response letter, that the shares of your common stock "will" be sold.

Response:	We have revised the cover page to disclose that the shares of our common stock will be sold by our selling security holders.

4.	We note that you indicate that the Plan of Distribution section is located on page 47 of the prospectus. Please revise to reference the correct location of the Plan of Distribution, page 32.

Response:	We have amended the Form S-1 to indicate that the Plan of Distribution section is located on page 32 of the prospectus.

Summary, page 1

5.
Your responses to comments 1 and 9 of our October 30, 2008 letter state that your website is 95% complete, that the company is ahead of schedule considering the complexity of the website and that you expect to have it completed by the end of November 2008 at the latest However, we note that as of the date of this letter your website remains incomplete. We further note that in September 2008 you issued a press release Indicating that your website was scheduled to launch by the end of mat month, and your" initial filing indicated that the website was complete and would be launched by the end of October 2008. In light of this history, please clearly indicate the current status of your website and discuss the reasons for the multiple delays in its launch including any further delays you expect.

Response:
The S-1 has been updated to disclose that the Company’s  website is approximately 95% complete and to disclose that it was originally the Company’s intention for its website was to  launch by "piggybacking" on Bank of America's ACH system (money transfer system).  However, after several weeks of review, Bank of America declined to set up its API which is the electronic gateway for the ACH.  Based upon same, the Company made the decision to build its own proprietary ACH.  The biggest hurdle that was encountered was the fact that its ACH system not only credits accounts (like from buyer to seller), but also needs to be able to debit accounts.  This change in system is highly unusual and has delayed the Company quite a bit.

To this point, the developers have debited and credited money within its accounts at Bank of America which was a crucial milestone. On December 4, 2008, Mr. DeFeudis sent the developers 8 bank accounts with 4 different banks so they can test in a "real life" environment. They are currently testing the system with these accounts. Once the Company has tested successfully and the developers say that it is secure, the developers will integrate the ACH system and complete the last 5% of the website.  This last 5% of integration and the build out of the "community" section should take 2 to 3 weeks from the completion of the ACH gateway.

6.
We note your response to comment 1 of our October 30, 2008 letter and your revised disclosure regarding Mr. DeFeudis’ involvement with Kraig Biocraft Laboratories. You state on pages 1,4 and 14 that Mr. DeFeudis "was involved with" Kraig Biocraft Please revise to indicate his prior involvement as well as his current status given his beneficial ownership of 4,675,000 shares, or approximately 9.3%, of Kraig Biocraft’s outstanding common stock.

Response:
We have revised to disclose clearly that Mr. DeFeudis is a shareholder of Kraig Biocraft Laboratories. He owns approximately 4,675,000 shares, or approximately 9.3% of the outstanding common stock of Kraig Biocraft.

Business Overview, page 14

7.	We note your response to comment 8 of our October 30, 2008 letter. On this page, however, your first sentence reads "We are a first U.S. Public...." Please revise.

Response:	We have revised to state that “We are a U.S. Public…”

Directors and Executive Officers, page 19

8.	Please revise this section, if true, to clearly indicate that Mr. DeFeudis is your sole director. Currently your captions and discussion are in the plural form.

Response:	We have revised to disclose clearly that Mr. DeFeudis is our sole director.

Selling Security Holders, page 26

9.
We note that in response to comment 2 of our October 30, 2008 letter you reduced the number of shares of common stock being offered by Lion Equity Holding Corp from 600,000 to 100,000 resulting in Lion Equity owning 500,000 shares after the offering. Page 26 indicates that the 500,000 shares of common stock will constitute less than one percent of the company's outstanding shares. We note, however, that on page 30 you state that there were 49,500,000 shares of common stock outstanding as of November 13, 2008. Please revise.

Response:
We have revised to disclose that the 500,000 shares of common stock owned by Lion Equity Holding Corp after this offering will constitute 1.01% of the total 49,500,000 shares of the Company’s common stock outstanding as of December 8, 2008.

Signatures

10.
We note that in response to comment 12 of our October 30, 2008 letter you provided for your principal accounting officer. You have not, however, provided for your principal financial officer. Please revise.

Response:	The signatures have been revised to disclose that Edward DeFeudis is also our Chief Executive Officer and he signed on this registration statement.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edward C. DeFeudis
Edward C. DeFeudis
President and Chairman of the Board